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                                 UNITED STATES                                          OMB APPROVAL
                       SECURITIES AND EXCHANGE COMMISSION                               OMB Number          3235-0058
                             Washington, D.C. 20549
                                                                                        Expires:        June 30, 1994
                                 FORM 12b-25                                            Estimated average burden
                                                                                        hours per response . . . 2.50
                          NOTIFICATION OF LATE FILING
                                                                                               SEC FILE NUMBER
(Check One) /x/ Form 10-K  __ Form 20-F __ Form 11-K  __ Form 10-Q __ Form N-SAR                    0-10004

                 For Period Ended: June 30, 1996                                                 CUSIP NUMBER
                 [  ]     Transition Report on Form 10-K                                         630 402 10 5
                 [  ]     Transition Report on Form 20-F
                 [  ]     Transition Report on Form 11-K
                 [  ]     Transition Report on Form 10-Q
                 [  ]     Transition Report on Form N-SAR
                 For the Transition Period Ended:____________________________
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 Read Instruction (on back page) Before Preparing Form.  Please Print or Type.

   Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.
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    If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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PART I - REGISTRANT INFORMATION


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Full Name of Registrant

                          NAPCO SECURITY SYSTEMS, INC.
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Former Name if Applicable

                                 Not Applicable
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Address of Principal Executive Office (STREET AND NUMBER)

                               333 BAYVIEW AVENUE
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City, State and Zip Code
                           AMITYVILLE, NEW YORK 11701

PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

 __      (a)     The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

 /x/     (b)     The subject annual report, semi-annual report, transition
                 report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

 __      (c)     The accountant's statement or other exhibit required by Rule
                 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed with the prescribed time period. (Attach Extra Sheets if Needed)

                                SEE ATTACHMENT A

                                                (Attach Extra Sheets If Needed)
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PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification


              Kevin S. Buchel               516                 842-9400
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                  (Name)                (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no identify report(s).
                                /X/ Yes    / / No
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(3)      Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
         report or portion thereof?    /X/ Yes    / / No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made:

                               See Attachment B.
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                          NAPCO SECURITY SYSTEMS, INC.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date  September 30, 1996      By /s/ Kevin S. Buchel
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                                 Kevin S. Buchel, Senior Vice President of
                                 Operations and Finance (Principal Financial
                                 and Accounting Officer)

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the persons signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION
  Intentional misstatements or omissions of fact constitute Federal Criminal
                       Violations (See 18 U.S.C. 1001).


                              GENERAL INSTRUCTION

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549 in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amendment notification.
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                                  FORM 12b-25
                          NOTIFICATION OF LATE FILING
                          NAPCO SECURITY SYSTEMS, INC.

                                  Attachment A

        The registrant has been unable to file its Form 10-K by the due date because certain documents were not completed in time sufficient to permit the audit of the financial statements to be finalized by such date.

                                  Attachment B

        The net income of the Company for the twelve (12) month period ending June 30, 1996 was approximately $1,000,000 as compared to net income for the twelve (12) month period ending June 30, 1995 of $512,000. This is due primarily to the decrease in selling, general and administrative expenses.